CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
JULY 31, 2007, 2006 AND 2005

(Expressed in United States Dollars, unless otherwise stated)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Quartz Mountain Resources Ltd.

We have audited the consolidated balance sheets of Quartz Mountain Resources Ltd. as at July 31, 2007 and 2006 and the consolidated statements of operations, deficit and cash flows for the years ended July 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2007 and 2006 and the results of its operations and cash flows for the years ended July 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants
October 24, 2007

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated October 24, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants
October 24, 2007

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars, unless otherwise stated)

	July 31	July 31
	2007	2006

ASSETS

Current assets
Cash and cash equivalents	$663,877	$1,071,431
Amounts receivable and prepaids	38,374	8,922
Amounts due from related parties (note 6)	10,659	33,677
	712,910	1,114,030

Mineral property interests (note 4)	1	1

	$712,911	$1,114,031

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$14,408	$16,664

Shareholders' equity
Share capital (note 5)	21,269,046	21,269,046
Deficit	(20,570,543)	(20,171,679)
	698,503	1,097,367
Nature and continuance of operations (note 1)

	$712,911	$1,114,031

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ R. Carrier	/s/ G. Fretwell

Rene G. Carrier	Gordon J. Fretwell
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Operations
(Expressed in United States Dollars, unless otherwise stated)

	Years ended July 31
	2007	2006	2005

Expenses and other
Foreign exchange gain	$(25,873)	$(53,106)	$(47,485)
Interest income	(35,741)	(26,201)	(15,127)
Legal, accounting and audit	21,689	40,290	35,505
Mineral property investigations	325,856	–	27,125
Office and administration	89,607	82,247	66,864
Regulatory, trust and filing	23,326	22,228	18,523

Loss for the year	$398,864	$65,458	$85,405

Basic and diluted loss per common share	$0.03	$0.01	$0.01

Weighted average number of common shares outstanding	13,399,426	12,322,741	11,694,601

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Deficit
(Expressed in United States Dollars, unless otherwise stated)

	Years ended July 31
	2007	2006	2005

Deficit, beginning of year	$(20,171,679)	$(20,106,221)	$(20,020,816)
Loss for the year	(398,864)	(65,458)	(85,405)
Deficit, end of year	$(20,570,543)	$(20,171,679)	$(20,106,221)

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars, unless otherwise stated)

	Years ended July 31
Cash provided by (used in)	2007	2006	2005

Operating activities
Loss for the year	$(398,864)	$(65,458)	$(85,405)
Items not involving cash
Changes in non-cash working capital items
Amounts receivable and prepaids	(29,452)	7,603	(9,214)
Accounts payable and accrued liabilities	(2,256)	7,938	(10,752)
Amounts due from/(to) related parties	23,018	(37,610)	561
	(407,554)	(87,527)	(104,810)

Financing activities
Shares issued net of issuance costs	–	488,203	89,179

(Decrease) increase in cash and cash equivalents
during the year	(407,554)	400,676	(15,631)

Cash and cash equivalents, beginning of year	1,071,431	670,755	686,386

Cash and cash equivalents, end of year	$663,877	$1,071,431	$670,755

Components of cash and cash equivalents are as follows:
Cash	$(88)	$13,869	$7,786
Commercial paper	61,992	58,608	68,687
Bankers acceptances	601,973	998,954	594,282
	$663,877	$1,071,431	$670,755

Supplemental disclosure:
Interest received during the year	$35,741	$26,201	$15,127
Income taxes paid during the year	$–	$–	$–

Non-cash financing activities
Fair value of warrants exercised transferred to share capital	$–	$54,540	$9,492

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2007, 2006 and 2005
(Expressed in United States Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. (the “Company”) is incorporated under the laws of British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. At July 31, 2007, the Company had working capital of approximately $698,500 (2006 – $1,097,000). Other than incidental interest income, the Company has no source of revenue and has incurred operating losses since its inception. The ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. There can be no assurance that the Company will be able to secure additional financial resources or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing or enter into business alliances, the Company will be required to curtail its operations and exploration activities. Failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which could differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and have been reconciled to United States generally accepted accounting principles in note 8. These consolidated financial statements include the accounts of (i) Quartz Mountain Resources Ltd., (ii) Quartz Mountain Gold Inc., a wholly-owned subsidiary incorporated in the State of Nevada, and (iii) Wavecrest Resources Inc., a wholly-owned subsidiary of Quartz Mountain Gold Inc., incorporated in the State of Delaware.

All material intercompany balances and transactions have been eliminated upon consolidation.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

At July 31, 2007, the Company held Canadian-dollar-denominated cash and equivalents totaling Cdn$641,876 (2006 – Cdn$1,141,607).

(b)	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, amounts due from related parties and accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values due to their short term nature. It is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

The Company maintains its cash and cash equivalents substantially in Canadian dollars and is subject to currency risk.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2007, 2006 and 2005
(Expressed in United States Dollars, unless otherwise stated)

(c)	Allowance for receivables

The Company establishes an allowance for receivables on a specific account basis. No allowance for receivables was recorded by the Company as at July 31, 2007 and 2006.

(d)	Mineral property interests

Mineral property acquisition costs, and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations, are capitalized until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when an impairment in value has been determined to have occurred.

Exploration expenses incurred prior to determination of the feasibility of mining operations, including periodic option payments and administrative expenditures are expensed as incurred.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

(e)	Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset value which is amortized over the remaining service life of the asset being retired. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

The Company also reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The Company has no material asset obligations as the Company, as at July 31, 2007 had not yet acquired a suitable mineral property upon which to conduct exploration activities.

(f)	Foreign currency translation

The Company considers its functional currency to be the United States dollar.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into United States dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at the average exchange rates for the period. Amortization is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2007, 2006 and 2005
(Expressed in United States Dollars, unless otherwise stated)

(g)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(h)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted price on the stock exchange on the date that shares are issued pursuant to the relevant agreement.

(i)	Stock-based compensation

The Company has a share option plan which is described in note 5(e). The Company accounts for all non- cash stock-based payments to non-employees, and employee awards that are direct awards of shares that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments to service providers that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Consideration received by the Company upon the exercise of share purchase options and warrants, and the stock-based compensation previously credited to contributed surplus related to such options and warrants, is credited to share capital.

During the years ended July 31, 2007, 2006 and 2005, no stock options were granted.

(j)	Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2007, 2006 and 2005
(Expressed in United States Dollars, unless otherwise stated)

(k)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairment of asset values, reclamation obligations, as well as the assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(l)	Segment disclosures

The Company is currently operating in a single segment – the acquisition and exploration of mineral properties.

4.	MINERAL PROPERTY INTERESTS

	Years ended July 31
	2007	2006

Quartz Mountain Property
Net smelter royalty	1	1

Total mineral property interests	$1	$1

Quartz Mountain Property – Oregon, USA

During the year ended July 31, 2002, the Company sold 100% of its title, rights and interest in the Quartz Mountain property located in Lake County, Oregon to Seabridge Resources Inc. ("Seabridge") for 300,000 common shares of Seabridge, 200,000 common share purchase warrants of Seabridge, cash of $100,000, and a 1% net smelter return royalty payable to the Company on any production from the Quartz Mountain property.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2007, 2006 and 2005
(Expressed in United States Dollars, unless otherwise stated)

5.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value and an unlimited number of preferred shares, without par value.

(b)	Issued and outstanding common shares

	Number of	Price	Amount
Common shares issued	Shares	(US$)	(US$)
Balance at July 31, 2004	11,178,315		$20,627,632
Cash received on exercise of warrants (i)	711,111	0.1254	89,179
Fair value of warrants exercised	–		9,492
Balance at July 31, 2005	11,889,426		20,726,303
Cash received on exercise of warrants (ii)	1,510,000	0.3233	488,203
Fair value of warrants exercised	–		54,540
Balance at July 31, 2006 and 2007	13,399,426		$21,269,046

(i)

On December 2, 2002, the Company issued 711,111 units at a price of Cdn$0.1125 (US$0.071) per unit for gross proceeds of Cdn$80,000 (net proceeds of US$40,895). Each unit was comprised of one common share and one share purchase warrant. Each warrant entitled the holder to purchase a further common share exercisable until December 2, 2004 at a price of Cdn$0.15. The share purchase warrants issued as part of this private placement had been recorded at an estimated fair value of $9,492. In November 2004, these warrants were exercised by the warrant holders. The estimated fair value of $9,492 was reallocated from contributed surplus to share capital.

(ii)

On April 19, 2004, the Company issued 1,510,000 units at a price of Cdn$0.28 (US$0.210) per unit for net proceeds of $258,712. Each unit was comprised of one common share and one share purchase warrant. Each warrant was exercisable until April 19, 2006 and entitled the holder to purchase a further common share at a price of Cdn$0.37. The share purchase warrants issued as part of this private placement had been recorded at an estimated fair value of $54,540. In April 2006, these warrants were exercised and the estimated fair value of $54,540 was reallocated from contributed surplus to share capital.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2007, 2006 and 2005
(Expressed in United States Dollars, unless otherwise stated)

(c)	Share purchase warrants

The continuity of share purchase warrants (each exercisable into one common share) for the year ended July 31, 2007 is:

	Number
Share purchase warrants issued	of Warrants	Price

Balance at July 31, 2004	2,221,111
Exercised (note 5(b)(i))	(711,111)	Cdn$0.15

Balance at July 31, 2005	1,510,000
Exercised (note 5(b)(ii))	(1,510,000)	Cdn$0.37

Balance at July 31, 2006 and 2007	–	–

(d)	Contributed surplus

Balance at July 31, 2004	$64,032
Share purchase warrants exercised for common stock (note 5(b)(i))	(9,492)

Balance at July 31, 2005	54,540
Share purchase warrants exercised for common stock (note 5(b)(ii))	(54,540)

Balance at July 31, 2006 and 2007	$–

(e)	Share purchase options

On January 19, 2007, the Company amended its existing share purchase option compensation plan. The amended plan allows the Company to grant up to 10% of the issued and outstanding shares of the Company at any one time, typically vesting over two years, subject to regulatory terms and approval, to its directors, employees, officers, and consultants (previously, the Company was allowed to grant up to 1,900,000 share purchase options). The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the NEX Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of five years and terminate 30 days following the termination of the optionee's employment, except in the case of retirement or death. This amendment is subject to approval by the shareholders of the Company.

To July 31, 2007, no share purchase options had been granted under the original or amended plans. Accordingly, there were no stock options outstanding as at July 31, 2007, 2006 and 2005.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2007, 2006 and 2005
(Expressed in United States Dollars, unless otherwise stated)

6.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances receivable		As at July 31
		2007	2006
Hunter Dickinson Inc. (a)		$10,659	$33,677

Transactions	Years ended July 31
	2007	2006	2005
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$417,768	$69,407	$57,732
Euro-American Capital Corporation (b)	–	–	571

Related party balances receivable or payable arise from advances by the Company for current and future services rendered to or costs incurred on behalf of the Company by Hunter Dickinson Inc. (“HDI”). The related party balances are non-interest bearing and due on demand.

(a)

HDI is a private company owned equally by ten public companies. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

During the year ended July 31, 2003, the Company completed a private placement with HDI of 711,111 units comprised of one common share and one share purchase warrant at a price of Cdn$0.1125 per unit.

(b)	Euro-American Capital Corporation is a private company controlled by a director of the Company that provides management services to the Company based on the fair market value of those services.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and in certain cases, by signed agreements. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2007, 2006 and 2005
(Expressed in United States Dollars, unless otherwise stated)

7.	INCOME TAXES

At July 31, 2007, the Company had estimated income tax losses available for application against future years’ taxable income of approximately $755,256 (2006 – $1,350,099) in the United States which, if unused, will predominantly expire between fiscal years ending 2008 and 2021. The Company also has tax losses in Canada of approximately $869,000 (2006 – $457,000), which if unused, will expire between fiscal 2008 and 2027. The Company also has resource allowance expenditures and capital asset deductions of approximately $3,413,000 (2006 – $3,639,000) and $106,000 (2006 – $113,000), respectively, which carry forward indefinitely. Because of the uncertainty regarding the Company's ability to utilize these amounts in future years, an allowance equal to the amount of the tax asset relating to these amounts has been provided.

A reconciliation of income tax expense at the statutory rate of 34.95% (2006 – 36.95%, 2005 – 35.6%) with reported taxes is as follows:

	Years ended July 31
Income tax expense	2007	2006	2005

Income (loss) before income taxes (recovery)	$(398,864)	$(65,458)	$(85,405)

Income taxes (recovery) at statutory rates	(148,649)	(27,957)	(30,404)
Non deductible items	8,252	–	–
Unrecognized (recognized) benefit of non-
capital losses	140,397	27,957	30,404
Net income taxes (recovery)	$–	$–	$–

Amounts of future tax assets and liabilities are as follows:

Future tax assets and liabilities	As at July 31
	2007	2006

Tax benefit of:
Losses carried forward – Canada	$269,000	$169,000
Losses carried forward – United States	234,000	472,000
Resource allowance	1,058,000	1,345,000
Property and equipment	33,000	42,000
	1,594,000	2,028,000
Valuation allowance	(1,594,000)	(2,028,000)
Future income tax asset (liability)	$–	$–

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2007, 2006 and 2005
(Expressed in United States Dollars, unless otherwise stated)

8.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material aspects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (“US GAAP”). Had the Company followed US GAAP, certain items on the statements of loss and deficit, and balance sheets would have been reported as below:

Consolidated statements of operations

	Years ended July 31
	2007	2006	2005

Loss for the year, Canadian GAAP	$(398,864)	$(65,458)	$(85,405)
Mineral property acquisition costs	–	–	(1)

Loss for the year, US GAAP	$(398,864)	$(65,458)	$(85,406)

Basic and diluted loss per common share,
US GAAP	$(0.03)	$(0.01)	$(0.01)

Weighted average shares outstanding,
basic and diluted, Canadian GAAP and US GAAP	13,399,426	12,322,741	11,694,601

Consolidated balance sheets

	As at	As at
	July 31, 2007	July 31, 2006
Total assets, Canadian GAAP	$712,911	$1,114,031
Mineral property acquisition costs expensed per US GAAP	(1)	(1)
Total assets – US GAAP	$712,910	$1,114,030
Current liabilities, Canadian GAAP and US GAAP	$14,408	$16,664
Shareholders’ equity, Canadian GAAP	698,503	1,097,367
Mineral property acquisition costs	(1)	(1)
Shareholders’ equity, US GAAP	698,502	1,097,366
Total liabilities and shareholders’ equity, US GAAP	$712,910	$1,114,030

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2007, 2006 and 2005
(Expressed in United States Dollars, unless otherwise stated)

Consolidated statements of cash flows

	Years ended July 31
	2007	2006	2005

Cash flows used in operating activities, Canadian and
US GAAP	$(407,554)	$(87,527)	$(104,810)

Cash flows provided by financing activities,
Canadian and US GAAP	–	488,203	89,179

(Decrease) increase in cash and cash equivalents
during the year	(407,554)	400,676	(15,631)
Cash and cash equivalents, beginning of year	1,071,431	670,755	686,386
Cash and cash equivalents, end of year	$663,877	$1,071,431	$670,755

(a)	Mineral properties

Under Canadian GAAP, the Company accounts for mineral properties as described in note 3(d).

Costs of acquiring mining properties are capitalized upon acquisition. Mine development costs incurred either to develop new ore deposits, expand the capacity of mines, or to develop mine areas substantially in advance of current production are also capitalized once proven and probable reserves exist and the property is a commercially mineable property. Costs incurred to maintain current production or to maintain assets on a standby basis are charged to operations. Costs of abandoned projects are charged to operations upon abandonment. The Company evaluates the carrying value of capitalized mining costs and related property, plant and equipment costs, to determine if these costs are in excess of their net recoverable amount whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The periodic evaluation of carrying value of capitalized costs and any related property, plant and equipment costs are based upon expected future cash flows and/or estimated salvage value in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

(b)	Other presentation items

Pursuant to US GAAP, the Company would be considered an exploration stage company as it is devoting its efforts to establishing a commercially viable mineral property. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied in these consolidated financial statements.

(c)	Impact of recent United States accounting pronouncements:

i)

In June 2006, FASB issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of SFAS Statement No. 109". This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for fiscal years commencing after December 15, 2006. The Company has not yet determined the extent of the impact the adoption of this standard will have on the Company's results of operations or financial position.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2007, 2006 and 2005
(Expressed in United States Dollars, unless otherwise stated)

ii)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. We are currently assessing the impact of SFAS No. 157 on our consolidated financial position and results of operations.

iii)

In February, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of SFAS No. 159 on our consolidated financial position and results of operations.